Annual Meeting of Participation Certificate Holders
(Unaudited)
June 30, 2013

The 2013 Plan Investment Fund, Inc. Annual Meeting of Participation Certificate holders was held on June 14, 2013. At this meeting the Participation Certificate holders elected the slate of Trustee nominees recommended by the Board of Trustees, and ratified the selection of Deloitte & Touche LLP, as the independent registered public accounting firm for the fiscal year ending December 31, 2013. Each Government/REPO Portfolio and Money Market Portfolio Participation Certificate holder of record on the record date is entitled to cast one vote for each such Participation Certificate and a pro rata vote for each such fractional Participation Certificate outstanding in its name as of the record date on each matter to be voted upon at the meeting. Each Ultrashort Duration Government Portfolio and Ultrashort Duration Bond Portfolio Participation Certificate holder of record on the record date is entitled to cast 10 votes for each such Participation Certificate and 10 pro rata votes for each such fractional Participation Certificate outstanding in its name as of the record date on each matter to be voted upon at the meeting. A total of 1,090,113,913.20 Participation Certificate votes, representing 99.71% of the Participation Certificate eligible votes were voted at the meeting as follows:


TOTAL PCS VOTED        VOTED PCS      VOTED PCS      VOTED PCS
                        (FOR)         (AGAINST)      (ABSTAIN)

Election of Trustee Nominees

1,090,113,913.20    1,090,113,913.20      0              0

Ratification of independent
Registered public accounting firm

1,090,113,913.20      963,004,667.04       0        127,109,246.16